Exhibit 21

SUBSIDIARIES OF WHITING PETROLEUM CORPORATION

Name	Jurisdiction of Incorporation or Organization	Percent Ownership
Whiting Oil and Gas Corporation	Delaware	100%
Equity Oil Company	Colorado	100%
Whiting Programs, Inc.	Delaware	100%
Whiting-Golden Gas Production Company	Oklahoma	100%
WOK Acquisition Company	Delaware	100%
Whiting 1985 Production Partnership, Ltd.	Texas	100%
Whiting-State Street Production Partnership, Ltd.	Texas	100%
Whiting-FBC Production Partnership, Ltd.	Texas	100%
Whiting 1988 Production Limited Partnership, Ltd.	Texas	16%
Whiting-Park Production Partnership, Ltd.	Texas	16%
Whiting-High Street Production Partnership, Ltd.	Texas	16%